

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 23, 2015

VIA E-MAIL
Mr. Craig S. McKasson
Senior Vice President and Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, North Carolina 28277

  Re: Premier, Inc.
    Form 10-K for the year ended June 30, 2015
    Filed on August 26, 2015
    File No. 001-36092

Dear Mr. Craig S. McKasson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert F. Telewicz Jr.

        Robert F. Telewicz Jr.
        Branch Chief
        Office of Real Estate and
        Commodities